150-14 132nd Avenue	www.janelgroup.com	Phone: (718) 527-3800
Jamaica, NY 11434	www.janelgroup.net	Fax: (718) 527-1689

August 23, 2011

Via EDGAR
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:
Janel World Trade, Ltd.
Form 10-K for Fiscal Year Ended September 30, 2010, filed December 28, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010, filed February 14, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011, filed May 16, 2011
File No. 333-60608

Dear Ms. Thompson:

I am writing in response to your letter of August 9, 2011 regarding the above file number.  Below are responses to the comments raised.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Year Ended September 30, 2010 and 2009, page 14

1.	We note your comment and will revise our filings accordingly, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2011 which was filed on August 15, 2011.

2.	We note your comment and will revise our filings accordingly, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2011 which was filed on August 15, 2011.

Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
August 23, 2011

Financial Statements, page F-1

Balance Sheet, page F-2

3.
Deferred compensation of $78,568 represents compensation due to an officer of the Company upon termination, retirement or death.  This amount has not changed since 1992 and was accrued during the years 1984 through 1992.

We note your comment and will revise our filings accordingly to include an explanation in the notes to our Consolidated Financial Statements, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2011 which was filed on August 15, 2011.

Note 20. Subsequent Events, page F-20

4.
Attached as Exhibit A are computations to determine the requirement for inclusion of financial statements of the acquired business in accordance with Regulation S-X Rule 3-05(b)(2), based on the three tests of significance set forth in Regulation S-X Rule 1-02(w).

Form 10-Q for Fiscal Quarter Ended December 31, 2010

5.	We note your comment and have filed an amended Form 10-Q on August 23, 2011.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

6.	We note your comment and will revise our filings accordingly, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2011 which was filed on August 15, 2011.

Financial Statements, page 3

Note 4. Acquisitions, page 9

7.
We note your comment and will revise our filings accordingly to include the information in the notes to our Consolidated Financial Statements, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2011 which was filed on August 15, 2011.  With regard to your fourth bullet, the comparable information for the prior year was not available to be included in our Form 10-Q, however, we will provide this information in our Form 10-K for the fiscal year ending September 30, 2011.

Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
August 23, 2011

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me at (516) 593-1390 ext. 4008.

Very truly yours, JANEL WORLD TRADE, LTD. /s/ Philip J. Dubato Philip J. Dubato Chief Financial Officer

cc:	James N. Jannello Chief Executive Officer

Tests to determine the requirement for Audited Financials or an 8-K						EXHIBIT A
on the potential acqusition of Ferrara by JLWT			N
			O
		Assets	T
		being acquired	E	JLWT
Tests		10/01/10	S	09/30/09%		Remarks
				(audited)
1	Audited financials are NOT required if none of the following exceed 20%:
-	Purchase price as a % of total assets of registrant	1,840,000	A	10,024,979	18.35%	The purchase price is <20%
-	Total assets acquired as a % of total assets of registrant	1,840,000		10,024,979	18.35%	Total assets are <20%
-	Pre-tax income of company being acquired as a % of registrants pre-tax income	(51,765)	B	(766,958)	6.75%	Pre-tax income is <20%

2	8-K is NOT required if;
-	the fixed assets acquired are <15% of the registrant	-		337,031	0.00%	Fixed assets are <15%
-	the registrants equity in the net book value of the acquired company's assets or the amount paid for such assets is <10% of the registrants consolidated total assets	1,840,000		10,024,979	18.35%	The purchase price is >10%
-	are audited financial statements required per above	no		no

NOTES
A. Any consideration is strictly dependent on future EBITDA and we have no minimum commitment or obligation.
B. Book loss, per sellers 12/31/09 federal tax return.

Rule 3-05
Rule 3-05 applies to the acquisition of a business, not to the acquisition of an asset.
In some situations it is not clear whether the acquisition is of a business or of an asset. However, the substance of what was acquired, not the form of the transaction (ie., acqusition of stock versus acqusition of selected assets) governs whether the acqusition is deemed to be a business.

A summary of the requirement for audited financial statements is as follows;
<20% - no financial statement required
>20% but <40% - for most recent year end and any interim periods
>40% but <50% - for most recent 2 year ends and any interim periods
>50% - for most recent 3 year ends and any interim periods